UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private

Issuer Pursuant to Rule

13a-16 or 15d-16 of the

Securities Exchange Act

of 1934

For the month of April 2026

Commission File

Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2

07745 Jena,

Germany

(+49) 3641508180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

INCORPORATION BY REFERENCE

On April 9, 2026, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Reports New Mechanistic Data for Izicopan Supporting its Potential as a Best-in-Class C5aR Inhibitor.”

The Company today announced new in vitro findings conducted through a mechanistically informative Ki-based TDI (Ki/Kinact) study that demonstrates izicopan does not exhibit time-dependent inhibition of CYP3A4, an important indicator for the risk for drug-drug interactions (DDIs) and liver toxicity. These results further support izicopan’s potential as a differentiated, best-in-class oral C5a receptor inhibitor.

Using two probe substrates, midazolam and testosterone, no evidence of CYP3A4 time-dependent inhibition was observed, providing mechanistic confirmation of izicopan’s favorable pharmacological profile. This feature is particularly important, as time-dependent CYP3A4 inhibition can result in DDIs, hepatotoxicity, or reduced metabolism of concomitant medications such as corticosteroids.

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into (i) the registration statements on Form S-8 (File No. 333-221656 and 333-240185) and (ii) the registration statement on Form F-3 (File No. 333-273058) of the Company and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

A copy of the press release is attached as Exhibit 99.1 to this Report. Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this Report and may include statements regarding our intentions, beliefs, projections, outlook, analyses, current expectations and the risks, uncertainties and other factors described under the headings, “Risk factors” and “Cautionary statement regarding forward-looking statements,” in our periodic filings with the U.S. Securities and Exchange Commission. These statements speak only as of the date of this Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated April 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.
Date: April 9, 2026
	By:	/s/ Niels Riedemann
		Name:	Niels Riedemann
		Title:	Chief Executive Officer

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